KIROMIC BIOPHARMA INC.

7707 Fannin Street, Suite 200

Houston, TX 77054

April 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Kiromic BioPharma, Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-273022

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Kiromic BioPharma, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2023.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Please direct any questions or comments regarding this correspondence to our counsel, Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP, at (212) 634-3067.

Thank you for your assistance in this matter.

Sincerely,

KIROMIC BIOPHARMA, INC.

By:	/s/ Pietro Bersani
Pietro Bersani
Chief Executive Officer